UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

     INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SEARCHLIGHT MINERALS CORP.
(Exact name of registrant as specified in its corporate charter)

000-30995
Commission File No.

NEVADA	98-0232244
(State of Incorporation)	(IRS Employer Identification No.)

2215 Lucerne Circle Henderson, NV 89104
(Address of principal executive offices)

(702) 451-4981
(Issuer's telephone number)

SEARCHLIGHT MINERALS CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed or delivered on or about July 14, 2005 to the stockholders of record of shares of the common stock, par value $0.001 per share of Searchlight Minerals Corp. (the "Company" or “Searchlight) as of July 12, 2005.

The Company has entered into an assignment agreement with Nanominerals Corp., a Nevada Corporation (“NMC”) dated for reference June 1, 2005 (the “Assignment Agreement”), pursuant to which NMC assigned all of its interest in a joint venture agreement (the “JV Agreement”) dated May 20, 2005 between NMC and Verde River Iron Company, LLC, a Nevada limited liability company (“Verde”). The JV Agreement was entered into for the purpose of funding the processing and extraction of minerals from a copper smelter slag located on a parcel of land consisting of approximately 200 acres in Clarkdale, Arizona (the “Clarkdale Slag Project”).

Pursuant to the terms of the Assignment Agreement, in consideration of the assignment of NMC’s rights in the Clarkdale Slag Project to the Company, the Company agreed to:

(i)	Repay NMC $690,000 in respect of certain payments made by NMC towards the acquisition of the Clarkdale Slag Project made pursuant to the terms of the JV Agreement;

(ii)	Assign NMC a five percent net smelter return royalty payable from Searchlight’s share of production from the Clarkdale Slag Project;

(iii)	Appoint sufficient nominees of NMC to Searchlight’s board of directors to constitute a majority of the board following execution of the Assignment Agreement;

(iv)
Issue to NMC or its designate, 6,000,000 warrants to purchase shares of the common stock of Searchlight exercisable for a term of 10 years from the date of the Assignment Agreement at an exercise price of $0.75 per share; and

(v)
Provide confirmation to NMC, that Searchlight has received funds of $2,000,000 pursuant to Searchlight’s private placement offering of its securities to accredited investors in the U.S. and to accredited investors outside of the U.S.

Under the terms of the JV Agreement, NMC and Verde agreed to form a jointly owned limited liability operating company (“OPCO”) to pursue a four phase work program for the purpose of processing up to 2/3 or 20,000,000 tons minimum of slag from a copper smelter slag pile located at the Clarkdale Slag Project site, to extract valuable minerals and byproducts from the slag for commercial resale.

CHANGE OF CONTROL

As a condition of closing of the Assignment Agreement, the parties agreed, among other things, to appoint sufficient nominees of NMC to the Company’s board of directors to constitute a majority of the board following execution of the Assignment Agreement. The Company’s current board of directors consists of its sole director and officer K. Ian Matheson. Pending the effectiveness of this Information Statement the following nominees of NMC will be appointed to the Company’s board of directors (collectively the “Nominees”): Carl S. Ager, Robert D. McDougal, and Ian R. McNeil. The appointment of the Nominees to the Company’s board will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. Mr. Matheson will continue to remain on the Company’s board following the appointment of the Nominees.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1. Voting Securities of the Company

As of July 12, 2005, there were 19,950,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s common stock owned beneficially as of July 12, 2005 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	K. Ian Matheson Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director 2215 Lucerne Circle Henderson, NV 89104	13,900,002(2) Direct	69.7%
Common Stock	All Officers and Directors as a Group (1 person)	13,900,002	69.7%
5% STOCKHOLDERS
Common Stock	K. Ian Matheson Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director 2215 Lucerne Circle Henderson, NV 89104	13,900,002(2) Direct	69.7%

Notes

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Information Statement. As of July 12, 2005, we had 19,950,000 shares of common stock issued and outstanding.

(2)	Includes options to purchase 250,000 shares of common stock exercisable at $0.50 per share.

3. Changes in Control

Upon closing of the Assignment Agreement, there will be a change in control of the Company. As a condition of closing of the Assignment Agreement, the parties agreed, among other things, to appoint sufficient nominees of NMC to the Company’s board of directors to constitute a majority of the board following execution of the Assignment Agreement. The Company’s current board of directors consists of its sole director and officer, K. Ian Matheson. Pending the effectiveness of this Information Statement the following nominees of NMC will be appointed to the Company’s board of directors: Carl S. Ager, Robert D. McDougal, and Ian R. McNeil.

The appointment of the Nominees to the Company’s board will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Mr. Matheson will continue to remain on the Company’s board following the appointment of the Nominees.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company’s current executive officer and director:

Name	Age	Position with the Company	Date First Elected or Appointed
K. Ian Matheson	64	Director, Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer	Director, Chief Financial Officer, Chief Executive Officer, President, Secretary and Treasurer since February 10, 2005

Set forth below is a brief description of the background and business experience of the Company’s sole executive officer and director for the past five years:

K. Ian Matheson is currently the Company’s Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary and has been a member of the Company’s board of directors since February 10, 2005. Mr. Matheson has been a director and President of the following Nevada private companies that have been involved in the research and development of precious metals in the southern Nevada area: Pilot Plant Inc. (since May 1, 2003); Pass Minerals Inc. (since August 15, 1995) and Kiminco Inc. (since June 26, 1995). Mr. Matheson earned a Bachelor of Commerce degree from the University of British Columbia in 1963. In 1964 and 1965 he attended McGill University in Montreal, Quebec where he earned a degree as a Chartered Accountant at the Quebec Institute of Chartered Accountants. He was admitted into the British Columbia Institute of Chartered Accountants in 1965. From 1965 to 1967 he worked as a Chartered Accountant with Coopers and Lybrands in Vancouver, BC. He is presently a member of the British Columbia Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants.

The following table sets forth information regarding the Nominees to be appointed to the Company’s board:

Name, Age, Place of Residence and Proposed Position with Searchlight	Present and Principal Occupation, Business or Employment during the Last Five Years	Number of Shares of Searchlight Beneficially Owned as at July 12, 2005
CARL S. AGER Age: 30 Nevada, U.S. Director	In 1997, Mr. Ager obtained his Bachelor of Applied Sciences – Engineering Geophysics degree from Queen’s University in Kingston, Ontario. Since January, 2003, Mr. Ager has been President of CSA Management Corp, a private Nevada corporation which provides consulting services to mineral exploration companies. Mr. Ager has also served as Vice President of Nanominerals Corp since June 2003, a private Nevada corporation involved in the exploration, research, and development of precious metal deposits.	203,797
IAN R. McNEIL Age: 33 Nevada, U.S. Director	Ian R. McNeil graduated with a Bachelor of Commerce degree from the University of Victoria in 1996. Mr. McNeil has been involved in starting his own businesses and has worked in executive positions for both large and small companies. Since June of 2003, Mr. McNeil has been president of Nanominerals Corp, a private Nevada corporation involved in the exploration, research and development of precious metal deposits.	203,797
ROBERT D. McDOUGAL Age: 73 Nevada, U.S. Director	Robert D. McDougal, CPA, is a Certified Public Accountant. He began practicing public accounting in 1973 and established his own practice in 1981. The major portion of the practice is with mining and mining related clients including public companies, private companies’ partnerships and individuals. He was a Director and Officer of GEXA Gold Corporation, a publicly traded mining company, from 1985 to 2001.

Mr. McDougal was one of the founders of Millennium Mining Corporation which has been merged into Gold Summit Corporation, a publicly traded company. He is the managing partner of MG Squared, LLC, which holds numerous mining claims. He served on the Nevada Society of Certified Public Accountants Committee on Natural Resources for seven years, four years as chairman. Prior to this time Mr. McDougal spend 20 years in the United States Air Force, retiring with the rank of Major.

		14,557

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s common stock (beneficially or of record) is a party adverse in interest to the Company. The Company is also not aware of any legal proceedings to which NMC or any affiliate of NMC is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which the Company has been a party since the Company’s incorporation or in any transaction to which the Company is proposed to be a party:

(a)	any director or officer;

(b)	any proposed nominee for election as a director;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or

(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Two of the nominees of NMC, Carl F. Ager and Ian R. McNeil, are officers and stockholders of NMC. Messrs. Ager and McNeil each hold 1,000,000 shares of the issued and outstanding common stock of NMC, representing an aggregate of 36.3% of the outstanding common stock of NMC. Pursuant to the terms of the Assignment Agreement, in consideration of the assignment of NMC’s rights in the Clarkdale Slag Project to the Company, the Company agreed, among other things to pay NMC $690,000 in respect of certain payments made by NMC towards the acquisition of the Clarkdale Slag Project made pursuant to the terms of the JV Agreement and issue to NMC or its designates, 6,000,000 warrants to purchase shares of the common stock of Searchlight exercisable for a term of 10 years from the date of the Assignment Agreement at an exercise price of $0.75 per share.

In February, 2005, the Company announced the reorganization of Searchlight from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties. In connection with its reorganization, the Company entered into mineral option agreements to acquire an interest in 20 mineral claims (the “Searchlight Claims”) representing an area of 3,200 acres located in Clark County, south of Searchlight, Nevada, and agreed to pay a management fee of $3,500 per month to Pass Minerals Inc., a company controlled by Mr. Matheson, for management services provided regarding the reorganization of Searchlight and the development of assaying and testing procedures for the Searchlight Claims. K. Ian Matheson and companies controlled by him have an aggregate 25.625% net interest in the Searchlight Claims.

On February 10, 2005 the Company approved the discharging of the convertible debt of Caisey Harlingten, the Company’s former Chief Executive Officer and director, in the amount of $300,000 in return for the grant of an irrevocable stock option to purchase 250,000 shares in the Company for $0.50 per share, such option expiring February 10, 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the “SEC”). Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, and written representations from certain Reporting Persons that no other reports were required for those persons, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them, except as follows:

Name and Principal Position	Number of Late Reports	Transactions Not Timely Reported	Known
K. Ian Matheson President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director 2215 Lucerne Circle Henderson, NV	2	2	2

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

The Company has an audit committee and audit committee charter. The Company’s audit committee is presently comprised of its sole officer and director. A copy of the Company’s audit committee charter was filed as an exhibit with to the Company’s Form 10-KSB for the year ended December 31, 2003. The Company’s audit committee is responsible for: (1) selection and oversight of its independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by the Company’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee.

Disclosure Committee and Charter

The Company has a disclosure committee and disclosure committee charter. The Company’s disclosure committee is presently comprised of its sole officer and director. A copy of the disclosure committee charter was filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2003. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness and timeliness of its financial reports.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the Company’s most recently completed fiscal year and all other actions taken by board of directors were taken by unanimous consent resolution.

NOMINATION AND APPOINTMENT OF DIRECTORS

The appointment of the Nominees as directors of the Company will be made by a consent resolution of the Company’s current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

TERMS OF OFFICE

The Company’s directors are appointed for one-year terms to hold office until the next annual general meeting of the holders of the Company’s common stock or until removed from office in accordance with its by-laws. The Company’s officers are appointed by its board of directors and hold office until removed by the board of directors.

EXECUTIVE COMPENSATION

The following table summarizes the compensation awarded to, earned by, or paid to the Company’s President and Chief Executive Officer and other officers and directors who received annual compensation in excess of $100,000 (the “Named Executive Officers”) for each of the Company’s three most recently completed fiscal years.

SUMMARY COMPENSATION TABLE
			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year	Salary	Bonus	Other Annual Compensation	AWARDS		PAYOUTS	All Other Compensation
						Restricted Stock Awarded	Options/ SARs* (#)	LTIP payouts ($)
K. Ian Matheson	Director, President and CEO(1)	2004 2003 2002	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0
Caisey Harlingten	Former President and CEO	2004 2003 2002	$0 $0 $0	$0 $0 $0	$0 $250,000 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0
Dr. David Rooke	Former President and CEO	2004 2003 2002	$0 $0 $17,653	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0

(1)	Mr. Matheson was appointed as the Company’s President and CEO on February 10, 2005.
(2)	Mr. Harlingten resigned as the Company’s President and CEO on February 21, 2005.
(3)	Mr. Rooke resigned as the Company’s President and CEO on March 4, 2004.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES

No stock options were exercised by the Company’s executive officers or directors during the financial year ended December 31, 2004 and no stock options have been exercised since December 31, 2004.

STOCK OPTION GRANTS

The following table sets forth information with respect to stock options granted to each of the Company’s Named Executive Officers during the Company’s most recent fiscal year ended December 31, 2004:

OPTION/SAR GRANTS IN LAST FISCAL YEAR (INDIVIDUAL GRANTS)
Name	Number of Securities Underlying Options Granted	% of Total Options Granted To Employees(1)	Exercise Price (per Share)	Expiration Date
K. Ian Matheson	250,000	N/A	0.50	Two years after the director’s resignation
Caisey Harlingten	250,000 250,000	N/A	$0.50 $0.50	February 10, 2010 February 21, 2007

(1)	No options were granted to any of the Company’s employees during the Company’s most recently completed fiscal year.

COMPENSATION OF DIRECTORS

The Company presently does not pay its directors and officers any salary or consulting fee. The Company pays a management fee of $3,500 per month to Pass Minerals Inc., a company controlled by Mr. Matheson, for management services provided regarding the reorganization of Searchlight and the development of assaying and testing procedures for the Searchlight Claims.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Henderson, Nevada on the 13th day of July, 2005.

SEARCHLIGHT MINERALS CORP.

/s/ K. Ian Matheson
K. IAN MATHESON
President and Chief Executive Officer
(Principal Executive Officer, Principal Financial
Officer)